TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA UPDATES CERRO JUMIL PROJECT

Vancouver, B.C., October 17, 2011: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to provide this update on its Cerro Jumil, Mexico project. An additional 5,566 meters of drilling has now been completed since the start of the current campaign for a project total of over 47,148 meters. The current program is designed to evaluate areas adjacent to the known resources and to fill-in those areas now classified as inferred resource. Highlights of the drill results include:

•

Drill Hole RCHE-11-205 intersected 27.0 meters containing 1.0 grams of gold per tonne.

•

Drill Hole RCHE-11-206 intersected 24.0 meters containing 1.2 grams gold per tonne.

•

Drill Hole RCHE-11-208 intersected 21.0 meters containing 1.0 grams gold per tonne.

Complete results are in the accompanying table and drill hole locations are shown on the accompanying map.

Drill holes RCHE-205,206 and 208 are considered to be step-out drill holes and appear to extend the Calabazas and Southeast Zones (the principal zones) of mineralization in a southwesterly direction. Skarn alteration (often related to gold mineralization) outcrops a further 400 meters southwest of these drill holes identifying an area for new exploration. These holes are the first indicating potential new mineralization in this area. (See attached map)

Current work is now focused on completing in-fill drilling of the West Zone and exploration of the Maiz target area. Future efforts will continue to explore the newly identified southwestern extension described above, as well as the Colotepec target.

Additionally the Company has identified a further 6 drill targets within a 10 km radius of Cerro Jumil. Work has begun on securing necessary government and community approvals to begin their exploration. (See attached Exploration Target map)

Preliminary Economic Assessment (PEA)

Esperanza provided the results of an Updated Preliminary Economic Assessment in a news release dated September 13, 2011. According to the study completed by Golder Associates, a proposed mine would produce 103,000 gold ounces annually at a cash cost of US$499 per ounce. Initial capital, including pre-stripping, is estimated to be US$114 million. The Company will move the project into full feasibility and is now preparing a request for proposals to qualified engineering companies.

Pucarana and Colqui Orcco, Peru

Esperanza also announces that it has completed initial exploration drilling campaigns on its Pucarana and Colqui Orcco projects in Peru. Although low-grade mineralization was encountered in vein structures the company does not anticipate further drilling. It is reviewing its options in regards to the properties.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 28% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

QUALIFIED PERSON:  William Bond, CPG and Vice-President, Esperanza Resources is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.

Cerro Jumil RC Drill Results October 2011
Drill Hole	From (meters)	To (meters)	Interval (meters)	Grade (grams gold/tn
RCHE-11-198	No significant intervals
RCHE-11-199	No significant intervals
RCHE-11-200	0.0	6.0	6.0	1.03
RCHE-11-201	No significant intervals
RCHE-11-202	No significant intervals
RCHE-11-203	No significant intervals
RCHE-11-204	No significant intervals
RCHE-11-205	156.0	183.0	27.0	1.04
RCHE-11-205	205.5	213.0	7.5	0.95
RCHE-11-206	115.5	126.0	10.5	0.74
RCHE-11-206	198.0	214.5	16.5	0.67
RCHE-11-206	270.0	295.5	24.0	1.24	No Rec. from 280.5-282.0, Lost hole @303 in min.
RCHE-11-207	No significant intervals
RCHE-11-208	118.5	130.5	12.0	1.57
RCHE-11-208	189.0	210.0	21.0	0.98
RCHE-11-209	No significant intervals
RCHE-11-210	No significant intervals				EOH @ 400.5 in weakly mineralized skarn

ESPERANZA RESOURCES
Cerro Jumil Project
2011 Drill Hole
Location Map
Explanation
Recent Drilling
Previous Drilling
Drill Target
Mineral Related
Alteration
N
0
100
200
meters
Date: 14 October 2011
Projection: NAD27 Mexico UTM Zone 14
471,000 mE
472,000 mE
2,078,500 mN
2,077,500 mN
Maiz
Drill Target
West Zone
Las Calabazas
Zone
Possible
SW Extension
Southeast Zone
Colotepec
Drill Target
RCHE-11-198
RCHE-11-199
RCHE-11-200
RCHE-11-201
RCHE-11-202
RCHE-11-203
RCHE-11-204
RCHE-11-205
RCHE-11-206
RCHE-11-207
RCHE-11-208
RCHE-11-209
RCHE-11-210